Gardenwalk Terrace, Inc.

Unaudited financial statements
for the years ending December 31, 2021, and 2020

With an independent accountant's compilation report

Gardenwalk Terrace, Inc.
Table of contents
For the years ending December 31, 2021, and 2020
(Unaudited)

Gardenwalk Terrace, Inc.
Independent accountant's compilation report
For the years ending December 31, 2021, and 2020
(Unaudited)

To the Board of Directors
Gardenwalk Terrace, Inc.

Management is responsible for the accompanying financial statements of Gardenwalk Terrace, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements under U.S. Generally Accepted Accounting Principles (US GAAP). We have performed a compilation engagement following Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, or a conclusion, nor provide any assurance on these financial statements.

Laura Grajales

Laura V Grajales, CPA
Lic #AC53536
Miami, FL
November 16, 2022

Gardenwalk Terrace, Inc.
Balance sheets
December 31, 2021, and 2020
Expressed in US$
(Unaudited)

	2021	2020
Assets		
Current assets		
Cash and cash equivalents	205,936	26,811
Total current assets	205,936	26,811
Non-current assets		
Property Plant & Equipment	-	-
Intangibles	-	17,475
Total non-current assets	-	17,475
Total assets	205,936	44,286
Liabilities and stockholders' equity		
Liabilities		
Non-current liabilities		
Loans	936,335	140,704
Total non-current liabilities	936,335	140,704
Total liabilities	936,335	140,704
Stockholders' equity		
Common stock	5	5
Shareholder contribution	193,495	61,495
Accumulated deficit	(923,899)	(157,918)
Total stockholders' equity	(730,399)	(96,418)
Total liabilities and stockholders' equity	205,936	44,286

See independent accountant's compilation report and the notes to the financial statements

Gardenwalk Terrace, Inc.
Statements of Income
Year ended December 31, 2021, and 2020
Expressed in US$
(Unaudited)

	2021	2020
Operating expenses		
General & Administrative	4,937	551
Contract labor	669	-
Rent expense	7,526	-
Taxes	800	-
Depreciation and amortization	750,740	157,364
Total operating expenses	764,672	157,915
Net operating income (loss)	(764,672)	(157,915)
Non-operating income (expense)		
Other income (expense)	(1,309)	(3)
Total non-operating (expense) income	(1,309)	(3)
Net loss	(765,981)	(157,918)

See independent accountant's compilation report and the notes to the financial statements

Gardenwalk Terrace, Inc.
Statements of changes in stockholders' equity
Year ended December 31, 2021, and 2020
Expressed in US$
(Unaudited)

	Common stock		Stockholders' contributions	Accumulated deficit	Total stockholders' equity
	Shares	Amount			
Beginning balance, January 1, 2020	5,000	5	25,495	-	25,500
Stockholders' contributions	-	-	36,000	-	36,000
Net loss	-	-	-	(157,918)	(157,918)
Ending balance, December 31, 2020	5,000	5	61,495	(157,918)	(96,418)
Stockholders' contributions	-	-	132,000	-	132,000
Net loss	-	-	-	(765,981)	(765,981)
Ending balance, December 31, 2021	5,000	5	193,495	(923,899)	(730,399)

See independent accountant's compilation report and the notes to the financial statement

Gardenwalk Terrace, Inc.
Statements of cash flows
Year ended December 31, 2021, and 2020
Expressed in US$
(Unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	(765,981)	(157,918)
Adjustment to reconcile net loss to net cash used for operation:		
Depreciation and amortization	750,740	157,364
Cash flows used in operating activities	(15,241)	(554)
Cash flows from investing activities		
Property Plant & Equipment	(750,740)	(150,952)
Intangibles	17,475	(17,475)
Cash flows used in investing activities	(733,265)	(168,427)
Cash flows from financing activities		
Loans	(795,631)	(149,704)
Shareholder contribution	(132,000)	(18,723)
Cash flows provided by financing activities	(927,631)	(168,427)
Net increase in cash	179,125	7,723
Cash at beginning of year	26,811	19,088
Cash at end of year	205,936	26,811

See independent accountant's compilation report and the notes to the financial statement

Gardenwalk Terrace, Inc.
Notes to the financial statements
For the year ended December 31, 2021, and 2020
Expressed in US$

1. Nature of operations

Gardenwalk Terrace, Inc is doing business as Artist Row. Artist Row operates a 20,000 sq/ft outdoor venue to provide a platform for emerging artists to be recognized by fans from around the world by being strategically located in a prime A+ location. At Artist Row, artists will come from all paths and mediums to be celebrated and supported by a community and international visitors at a central location.

The company's business included: i) food: which provides vendors with turn-key kitchen facilities and equipment, ii) art: through a commission of all arts sold in an exhibition or the artist merchandise kiosk, iii) music: occasionally, holding ticketed concerts where revenues will be generated from ticket sales, merchandise, and concessions, iv) shows: with a price per person x 500 occupancies and v) entertainment: engaging audiences through immersive entertainment and experiences (comedy, dance, theater, sports, convention center afterparties, weddings, private events, company parties, and others).

The Company was established in November 2019 and is a Delaware C-Corp. The corporation's registered office in the State of California is at 400 W Disney Way, #324, Anaheim, California 92802.

2. Summary of significant accounting policies

Basis of presentation
The accompanying financial statements have been prepared under U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by GAAP to be considered complete financial statements. In the management's opinion, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
These financial statements are prepared on a going-concern basis. The Company began operation in 2018 and incurred a loss since its inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Use of estimates
The preparation of the financial statement under U.S. Generally Accepted Accounting Principles (US GAAP) requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the data reported in the financial

Gardenwalk Terrace, Inc.
Notes to the financial statements
For the year ended December 31, 2021, and 2020
Expressed in US$

statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties
The company has a limited operating history. The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions.

The COVID-19 pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, in particular, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict or control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Cash and cash equivalents
The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the company had $205,936 and $26,811 of cash on hand, respectively.

Intangibles
Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets of 15 years. The company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that may indicate that impairments exist. There were no impairment losses during the years ended December 31, 2021, and 2020.

Intangibles consisted of the following as of December 31, 2021, and 2020:

	2021	**2020**
Liquor License	-	18,723
Accumulated amortization	-	(1,248)
	-	17,475

Gardenwalk Terrace, Inc.
Notes to the financial statements
For the year ended December 31, 2021, and 2020
Expressed in US$

Property Plant & Equipment
Property Plant & Equipment exist in the form of furniture and computer equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 5 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized.

The company reviews the carrying value of Property Plant & Equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2021, and 2020.

Property Plant & Equipment consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Leasehold improvements	794,307	154,176
Furniture and Equipment	77,059	-
Equipment	35,490	1,940
Property Plant & Equipment, gross	906,856	156,116
Accumulated depreciation	(906,856)	(156,116)
Property Plant & Equipment, net	-	-

Fair value measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be verified by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Gardenwalk Terrace, Inc.
Notes to the financial statements
For the year ended December 31, 2021, and 2020
Expressed in US$

Revenue recognition
The company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The company records revenue from commissions from food vendors, art sold in exhibitions or the artist merchandise kiosk, and ticket sales for merchandise, and concessions.

Income taxes
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses for the last two periods. Net operating losses will be carried forward to reduce taxable income in future years. The company is taxed as a C Corporation.

The Company has not filed its income tax return for the period ended December 31, 2021, which when filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Concentrations of credit risk
From time to time cash balances held at major financial institutions may exceed federally insured limits of $250,000. Management believes that the financial institutions are financially sound, and the risk of loss is low.

Recent accounting pronouncements
In February 2019, FASB issued ASU No, 2019-02, Leases, which requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC, Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) do not apply to us or (iv) are not expected to have a significant impact our financial statements.

Gardenwalk Terrace, Inc.
Notes to the financial statements
For the year ended December 31, 2021, and 2020
Expressed in US$

3.   Loans

Loans consisted of the following as of December 31, 2021, and 2020:

	2021	2020
Non-Current:		
N360 Investments, LLC Loan	933,335	137,704
SBA Treasury Loan	3,000	3,000
	936,335	140,704

N360 Investments, LLC Loan
On January 20, 2020, the company entered into a loan agreement with Ichen Tu, for $200,000. The parties agree the interest rate shall be 8% to be accrued beginning on January 01, 2023, and the maturity date in five years. Payments will be for $4,055 per month during the period of the loan. As of December 2020, the balance is $137,704.

SBA Treasury Loan
In 2020, the company received loan proceeds of $ 3,000 under the Paycheck Protection Program ("PPP"). The PPP established as part of the Coronavirus Aid, Relief and Economic Security Act provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 1% per annum, with interest accruing on the unpaid principal balance computed based on the actual number of days elapsed in a year of 365 days. No interest or principal will be required during the first six months after the Loan amount is disbursed, although interest will continue to accrue over this six-month deferral period. As of the date of this report, the PPP loan was settled in full.

4.   Equity

Common stock
Under the articles of incorporation, the Company is authorized to issue only one class share of stock for 5,000 shares, par value $0,0001, designated as Common Stock. As of December 31, 2021, and 2020, 5,000 shares of common stock have been issued.

Gardenwalk Terrace, Inc.
Notes to the financial statements
For the year ended December 31, 2021, and 2020
Expressed in US$

5. Subsequent events

N360 Investments, LLC
In January 2020, the company and N360 Investments, LLC signed a loan agreement for an amount of $2,000,000, with an interest rate of 8% beginning on January 01, 2023, and for a period of 5 years.

Crowdfunding offering
The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended to receive any funding.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's evaluation
Management has evaluated subsequent events by November 16, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.